BARBARA A. KACZYNSKI
124 Dornoch Court
Ponte Vedra Beach, Florida 32082

January 19, 2006

The Board of Directors
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Dear Gentlemen:

This is to inform you that, effective immediately, I resign my position as a member of the Board of Directors of Take-Two Interactive Software, Inc. and the related positions as Chair of the Audit Committee and member of the Governance Committee.

I wish you all the best of luck in your efforts to judiciously guide this company in the days and weeks ahead.

Sincerely yours,

Barbara A. Kaczynski